Filed by Marvel Entertainment, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

[Interview with Joe Quesada, Editor-In-Chief of Marvel Comics,

appearing on www.comicbookresources.com]

Cup O’ Disney

Kiel Phegley: So Joe, I see you changed the name of the column for this week.

Joe Quesada: Yeah, I was torn. We had a few choices passed along to me by staff members here at Marvel that I thought would be fun.

Cup O’ Joe and a Spoonful of Sugar.

Singing Tea Cup O’ Joe

Hi-Joe, Hi-Joe…

The Mouse of Ideas

Or my favorite…

Face it Iger, You Just Hit the Jackpot!

That one just makes me smile.

Kiel Phegley: Well Joe, last Monday morning we all woke up to what is undoubtedly the biggest Marvel news to come along during your tenure as Editor-in-Chief and arguably the biggest piece of comics news in decades: Disney buying Marvel. Now, before we get into some of the details, I understand that there are some things you just can’t get into as a matter of legality, right? What exactly should fans know about what you and the rest of the Marvel staff are able to talk about and why?

Joe Quesada: Well, here’s the thing. As you guys at CBR and as fans that run into me at cons, panels or read this column know, I’m pretty open about stuff. I love showing our fans what’s behind the curtain even on days when the machinery isn’t working properly. While the Marvel Universe is a fictitious place, there is a very large part of it that’s actual flesh and blood and that part is composed of our fans, our creators, and the amazing people who work here. Together we make this universe work and all these things possible. That only works because Marvel fans are in the thick of it along with all of us. It’s something that Stan Lee started a long time ago and something that I’ve grown up with and is a big part of our DNA. We’ve always been about inclusion and that’s why loving Marvel is more than just about being a fan of what we do, it’s a lifestyle.

So because of that, here’s the skinny. This will be my one and only extended interview on the Marvel/Disney merger until the deal closes. Not because I can’t or don’t want to talk about it, but because until the deal is fully closed, there are legalities and protocols that have to be followed. But in the interests of letting you guys know what those things are and the machinery behind the curtain, let’s take a peek.

Right at this moment, Marvel shareholders still have to vote their approval on Disney’s offer. So, while we’ve made the big announcement, there are still a few more steps involved until it’s final and there are some laws and agreements that govern what I can discuss at this time. That’s really all there is to it, and I hope everyone understands that it’s nothing more than these are the legal rules we have to play by. Once the deal is closed I’ll be able to speak more about it, but for now I’ll answer what I can. All I ask is that if you can all be patient, there will be plenty of great stuff to talk about in the very near future.

Alright, Phegley, lets light this candle!

Kiel Phegley: Killer. So to start: when did you first hear about the deal? From what’s been said publicly, it seems that Bob Iger at Disney reached out to Marvel, about three months ago, to get the ball rolling. Did your boss, Marvel CEO Ike Perlmutter, approach you and Dan Buckley to get involved with this soon after? How would you characterize your guys’ role in everything, and what was Ike looking for from the publishing arm of Marvel in terms of advice and opinion on the whole deal?

Joe Quesada: A small group of us on the creative side were approached by Ike about the idea of a merger almost a month ago. We were told that Bob Iger and the team at Disney wanted to meet with us. It was a small group which also included Dan Buckley and Kevin Feige. On the Marvel end of things, we were asked to go and see if we felt that this was a merger that would be beneficial to Marvel in all areas, especially creatively. Personally, I was more than floored and incredibly flattered to have been invited, and meeting the gang at Disney was a thrill. I was incredibly impressed with everyone we met, all of them amazingly sharp and all had as much a love of Disney as we had of Marvel.

Kiel Phegley: It seems like secrecy was a big factor in this whole thing, and even though you’ve been known to keep big Marvel news under wraps (the Marvelman news from San Diego comes to mind), this must’ve kicked things up to a whole new level. We know that you’ve been flying back and forth between Los Angeles a lot over the past few weeks. What’s it been like for you trying to keep the possibility of working with Disney under your hat alongside the convention season and everything else that comes with your summer workload?

Joe Quesada: I have to be honest with you, knowing what I knew and keeping it all bottled up was really hard. The level of excitement I was feeling on the inside versus what I was allowed to demonstrate outwardly was something that I found more difficult to do than ever I imagined. Holding on to the information was a whole new level of responsibility that I of course took very seriously, but there were moments when I would hear and see things and just smile. I also got a tad paranoid. I have this wonderful retro-distress Mickey shirt that I love and wear to work on occasion. From the moment I heard the news I refrained from wearing it for fear of someone telepathically learning my secret (Laughs). Seriously, dude, it’s my favorite shirt.

And then there were moments like walking by the Tron motorcycle exhibit on the convention floor at the Toronto Fan Expo and just smiling from ear to ear. Not only am I a huge fan of the original movie and drooling for the new one - especially after the amazing trailer that was just released - but now I may be part of the company that’s making it.

Let me add that my daughter is a Disney Channel junkie, she’s 8 years old and keeping it from her was probably the toughest thing of all even though she probably wouldn’t understand what it all meant anyway (laughs).

Kiel Phegley: Even with some of the senior staff being in on the big deal a bit early, it seems that the majority of the Marvel editorial crew all learned about the deal when waking up for work this week like the rest of us. What was the feeling like when you got into the offices on Monday? Did the buzz around Disney erase all traces of Fan Expo con fatigue?

Joe Quesada: Nope, it had no effect on the con fatigue, to be honest, it added to it. I was flying to Toronto with my family and we were planning on arriving two days earlier to enjoy the city and meet up with some friends that we have who live there. We haven’t had a vacation this year so it was our one trip. Just before leaving I was informed that the announcement would break on the Monday. We were intending on staying in Toronto until Monday afternoon, so I had to rebook my flight and head out ahead of my family. I didn’t want to miss out on the moment and I felt it was imperative for me to be here in NYC for my staff and our freelancers as I was certain everyone would have questions about the merger.

I barely slept on Sunday night and found myself in the office somewhere around 7AM. To be honest, I’ve barely slept for weeks knowing about this - keeping it bottled inside from my loved ones and work associates was really tough on me. By the time Monday was over I was a puddle of exhaustion and slept like a baby that night.

Kiel Phegley: As far as your actual negotiations, we’re sure there’s not much you can say, but there have been a few genuine bits of jaw-dropping nerd crossover elements that have come to light since the initial announcement. For one, I didn’t realize until this week that Bob Iger was the great-nephew of comics legend Jerry Iger who famously owned a Golden Age shop with Will Eisner. With comics being “in his blood,” what were your impressions of Iger in terms of his knowledge and interest in comics and comics history outside his professional interest in Marvel as a brand and IP farm?

Joe Quesada: The funny thing is that I wasn’t aware of that, but Bob brought it up at our initial meeting with him.

My initial feeling about Bob was that I could see right away why he’s been so successful and a visionary for the company. He’s incredibly smart, relaxed, personable and extremely likable. He was really interested in our group, our staff and what we did for a living and was looking to us, as the shepherds of our content, to continue doing what we do. He kept stressing several things, content is king, quality-quality-quality, it’s about people and that he wants Marvel to be Marvel in the same way that Pixar remains Pixar. We have our culture, it has been successful for us and he wants to preserve that. And at the end of the day, isn’t that the smart thing to do?

To that point, Bob was just here on Thursday and addressed the New York staff. It was a fantastic meeting as Bob took questions from staff members about the merger and what it would mean to Marvel. Once again, he stressed that he was looking to those of us here for guidance as to how to continue to run our business in the same successful manner it’s always been run.

Kiel Phegley: Bob Iger has cited the Disney/Pixar merger from a few years back as a strong point of reference for how the Marvel/Disney relationship will work. And Iger and the other bigwigs on the investor conference call said that some of the Marvel crew had met with Pixar’s John Lasseter during the ramp up to this. Did you meet with Lasseter at all? What kind of things did he have to say to y’all about how a deal like this ultimately works for a company known for its independent success like Pixar and now Marvel?

Joe Quesada: Yes, we actually met with Lasseter twice. We had dinner and breakfast with John, and again, he’s just a dynamite guy. It was wonderful to see how similar Pixar and Marvel were with respect to the act of creation, how we view story and how we believe in quality. I had read several things in the past about how Pixar went about doing their business and always thought that the similarities were great, but hearing John talk about Pixar as a company and family made it that much clearer to all of us.

What had us all feeling sky-high was John telling us about Pixar’s working relationship with Disney and his relationship with Iger. It seemed ideal and from my point of view, something that would benefit us tremendously. Heck, to be honest, I was getting jealous (laughs). There was a level of autonomy that they are given, while at the same time using the leverage that a big company like Disney can provide when it comes to the ancillary aspects of what they do for a living.

Also, as a guy who comes to work in T-shirt and jeans, I can certainly appreciate John’s ability to rock the Hawaiian shirts.

Kiel Phegley: I think the most repeated bit of “What If?” chatter on the boards around all that was the possibility of a Marvel/Pixar collaboration? Any comment on that? Any discussion of those kinds of ideas with Lasseter?

Joe Quesada: While many things were discussed, these are the things that I can’t go into in detail. But even if I could, these are exactly the kinds of things that we never discuss openly at Marvel until we’re ready to spring them on our unsuspecting public.

Kiel Phegley: The one piece of news that was barely discussed by the company higher ups in the investor call earlier this week was exactly how this deal would affect editorial at Marvel either in terms of company make-up or editorial policy. I’ll turn this over to CBR message boarder Expletive Deleted who probably asked what was on every Marvel reader’s mind Monday, “At this point, what do you have to say to readers who are worried that a buyout like this will change the comics they’re going to pick up every week?”

Joe Quesada: In speaking to our staff, Bob mentioned an editorial cartoon he recently saw. It was an image of the Hulk before and after Disney. The before, of course, being our typical rampaging Hulk, then of course the Disneyfied version had mouse ears and was singing a song. Bob made it very clear that they had no intention of changing the content of our books or sanitizing our material. What this simply means is that Marvel is still Marvel and the comics that you know and love will continue as they always have. And, we’ll continue to give you guys the greatest comics in the world.

Kiel Phegley: From a branding and identity standpoint, will the Disney logo start to show up on the cover of Marvel books alongside the classic red M, or do you expect Marvel publishing will remain its own brand along the lines of Miramax or ESPN?

Joe Quesada: It will be the same glorious red Marvel block on all of our books. However, I will, from this point on, be whistling while I work (laughs).

Kiel Phegley: In a more specific sense on the editorial side of things, some have worried aloud whether or not Marvel will be able to produce more mature comics with content that’s seen as less than kid-friendly such as the MAX line or cutting edge books like Jonathan Lethem’s “Omega The Unknown.” Was the future of those types of stories at all discussed during all this?

Joe Quesada: As I mentioned, they have no intention of altering how we go about our business. Bob made it very clear, the reason Disney made this purchase is because they love what we do and have been big fans of it for some time. They want us to continue doing it and with their global reach, we’ll be able to do it even better.

Kiel Phegley: On the flip side, there are a lot of Disney properties out there that have existed within the comics space and even some that haven’t but could. To start with the former, do you have any comment on how Marvel may start to interact with characters in the classic Disney bunch like Mickey, Donald and Uncle Scrooge, or with companies publishing under the Disney banner from BOOM! to Kingdom Comics?

Joe Quesada: I’ll give you this, Phegley, you are persistent, but the truth is, I honestly don’t know the answer as this hasn’t been discussed.

Kiel Phegley: There are also lots of properties that aren’t in comics these days within the Disney catalogue from some of the classic animated movies through modern hits like “Pirates of the Caribbean” and teen-centric stuff like “High School Musical.” Are there any Disney stories you’d like to bring into comics given the chance?

Joe Quesada: La-la-la-la-la, I can’t hear you. You’re sneaky Phegley, but I know what you’re trying to do! This is your version of “Duck Season-Wabbit Season!” isn’t it? Oh wait, wrong company (laughs).

Kiel Phegley: Board member goblyn27 brought up one corner of the comics world Disney owns that I’d almost forgotten about. He asked, “With the upcoming Merger between the House of Ideas and the House of the Mouse, do you foresee Marvel acquiring the rights to use the Crossgen properties that Disney acquired when Crossgen went belly up?”

Joe Quesada: Hey look over there, is that Johnny Depp!?!?

Kiel Phegley: On the business side of the equation, as big as Marvel already is, being part of a mega corporation like Disney is obviously going to mean a lot moving forward. Board member Siddon had a pretty astute question to what we discuss a lot here on Cup O Joe when he asked, “What sort of good things can we expect from this merger? Will the price of comics go back to 2.99? Will we see less minis or more? Can we expect new ongoings (especially smaller niche titles) to last for more then a year?”

Joe Quesada: That’s honestly a question that I couldn’t answer at this moment. With respect to minis or title count, etc., I’m pretty certain that nothing will change and as always the market will determine the type of product we put out and the frequency. As for the price of books, I haven’t had those discussions nor would I as that’s not an area of the business that I’m involved with.

Boy, this portion of the interview is really starting to drag, ain’t it? Hey, Marvel fans, don’t blame this on me. You know me, I’m always charming and engaging, this is all Kiel’s fault (laughs).

Kiel Phegley: And I know that one thing you’ve cited in the past that’s been a big difference between Marvel and DC in terms of the publishing slate is DC’s ability to release original graphic novels and prestige format one-shots because their corporate connection to Warner Brothers gives them more leeway in terms of spending cash upfront on long-gestating projects rather than having to serialize all their stories to maximize profits. Now that Marvel is a part of Disney, do you think you’ll have the capabilities to publish more long form material in one fell swoop?

Joe Quesada: Hang on a sec. While WB may offer them this leeway, as an editor and creator, I’ve stated publicly on many occasions that I’ve never seen the benefits of original graphic novels. The economics just don’t work and are poor for both the publisher, retailer and the creator, especially during this Marvel regime when so much of what we do gets compiled into a collected edition anyway. While I would never discount doing one, I don’t see the outward benefits nor does the model work.

Just look at it from the eyes of the uninitiated, or the neophyte who walks into a comic shop or bookstore. When they decide on a hardcover, do you think it matters to them or that in some cases they even know that it’s an original graphic novel or a collection of a six-issue story?

Yet from an economic point of view it makes tons of sense to release the material in serialized form first because it then allows you to sell the product in several different formats. Also, from the point of view of a creator having their material reach the widest possible audience, the price of an original graphic novel can be too steep for many. That’s why you don’t see OGN’s selling in the hundreds of thousands of copies. Yet, if the story is strong enough, you can certainly serialize it and have that many eyeballs looking at your work in installments. At the end of the day, you can work for a year on a mini series that gets collected later or spend that entire same year on the OGN. I promise you, more people will read your mini series when it’s all said and done and that year of your life will have been spent in reaching the widest possible audience. And from an exposure and marketing point of view, you work for a year on a graphic novel, it comes out and you get one big promotional push and then it’s done. If it’s serialized, you get a push every month a new issue hits the stands and then another when it becomes a trade and then another for the hardcover.

Kiel Phegley: Generally, a lot has been made over the years in the Marvel/DC rivalry of the fact that DC’s been a Warner Brothers subsidiary. There have been tongue-in-cheek jabs about this and even more serious barbs thrown around all over the place by fans and professionals, and all other considerations aside, I think that rivalry has always been something that’s viewed as a positive in terms of exciting the core fans. Only a few days into Marvel being allied with Disney with all the talk that’s been circulating, what’s your view of that whole relationship now? Does the “identity” of Marvel mean something different now that it’s part of Disney?

Joe Quesada: Nope, our identity will remain the same, though my guess is that our competitors are hoping for a different outcome. I’m fully aware that there are those who are putting out disinformation to fans and our freelance community, but this is simply because they want to make them fearful that Marvel is going to change and become more like… well, you know (laughs). But you know what, I can go on and on about it here until I’m blue in the face, within legal limits of course (that was for the lawyers) but at the end of the day, in time everyone will see that Marvel will remain the place that every great talent will want to work at and that fans will continue to love. If anything, that feeling will only be strengthened and amplified and perhaps that’s what scares certain people that like to root against us.

Kiel Phegley: The one piece of the deal more frequently discussed in all this that is tied to your job is the animation side of things. Disney seems very pleased with how Marvel shows from the ‘90s and the new episodes of “Spectacular Spider-Man” have done anchoring their rebranded Disney XD cable channel (though as of Wednesday, the fate of the latter seems to be in doubt). Moving forward, do you anticipate some more Marvel shows to be created for Disney’s networks from the cable players on through even ABC?

Joe Quesada: In all honesty, Kiel, if this has been discussed, it’s a discussion I have not been involved with at this moment, so I honestly don’t know. Holy smokes, look over there, it’s Jeff Bridges!

Kiel Phegley: One thing that was discussed in vague terms in the conference call was Disney utilizing its very strong home-grown distribution channels for Marvel characters and stories. Now, I’m assuming most of that was in regards to movie stuff and licensed product in foreign markets, but here in the U.S. Disney has a bunch of theme parks and retail stores for Disney products. What are the chances we’ll be seeing Marvel Comics on sale in new places where we haven’t seen them before?

Joe Quesada: Nope, my mistake, not Jeff Bridges, just Orlando Bloom.

Kiel Phegley: And although this doesn’t fall under your purview, is there anything you can say about how Marvel Films as a production unit will be affected by the merger? Can fans expect that future installments of Marvel movies like Iron Man and the Avengers will be brought to screen by the same people that have been at the stick the past few years?

Joe Quesada: Kevin Feige is the president of Marvel Studios and this is a question that I’m sure he will be answering down the road.

Kiel Phegley: Since this is just week #2 of the future of Disney and Marvel as one entity, there’s going to be plenty happening in the coming months from Spider-Man showing up at Disneyland to all sorts of other stuff I can’t even imagine, I’m sure. What’s got you most excited about this whole thing as a fan of the Marvel characters and a person who wants wider exposure for comics in general?

Joe Quesada: While I don’t know about anything having to do with theme parks or specifics of what may or may not happen in the future, from day one of my tenure as Editor in Chief one of my chief goals was to see a day when comics would be as recognized and revered in the mainstream in the same way as the greatest movies, TV Shows, rock music and novels. So, from that very selfish point of view, this merger makes me smile and excited about the future of not just Marvel, but the entire comics industry.

Kiel Phegley: And one important question to go out on: When can members of the Merry Marvel Marching Society expect to get their free passes to Disneyland?

Joe Quesada: Well, amongst some of the clarifications Bob gave us on Thursday, he did tell us that after the deal is done, we will be getting silver passes to Disney Land and World and that’s just very cool.

But hey, I’m just happy that I can wear my favorite Mickey shirt again.

Kiel Phegley: Joe thanks so much for the taking the time to answer all these question.

Joe Quesada: No, thank you, Kiel, once again, you guys at CBR prove why you’re the best in the business and why I love making this site the home for Cup o’ Dis - - Joe! And thanks to all the fans for their patience. And now it’s time for some legalese (laughs).

Forward Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of The Walt Disney Company (“Disney”) and Marvel Entertainment, Inc. (“Marvel”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;
•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period or that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;
•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;
•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and
•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended September 27, 2008, which was filed with the SEC on November 20, 2008, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney and Marvel will file relevant materials with the SEC. Disney will file a Registration Statement on Form S-4 that includes a proxy statement of Marvel and which also constitutes a prospectus of Disney. Marvel will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Disney and Marvel with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel Entertainment, Inc., 417 Fifth Avenue New York, NY 10016, Attention: Corporate Secretary.

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in Marvel’s definitive proxy statement, which was filed with the SEC on March 24, 2009, and in Item 5.02 of Form 8-K filed by Marvel on September 4, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Disney and Marvel will file with the SEC when it becomes available.